SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                       Press Release dated August 30, 2000

                             Eiger Technology, Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                        Form 20-F....X...Form 40-F.......

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                              Yes....X...No.......

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Eiger Technology, Inc.


Date: August 30, 2000                  Mr. Gerry A. Racicot
                                       President

[LOGO] Eiger
          technology inc.

For Immediate Release                                 August 30, 2000

EIGER RECEIVES TECH 100 AWARD

Toronto-- Eiger Technology Inc., Canada's leading producer of MP3 players, was presented the Tech 100 award today by Arthur Andersen LLP.

Eiger qualified for this award by being among the one hundred largest tech companies in Canada, based on revenues as listed in the June 12th issue of Canadian Business magazine.

The plaque presentation was held at Eiger offices and included John Ruffolo, Partner, and Carryn Kim, Program Director, of Arthur Andersen LLP and Gerry Racicot, President and CEO, and Keith Attoe, CFO, of Eiger Technology Inc.

"High technology continues to be the hot sector in Canada because of companies such as Eiger Technology," stated Mr. Ruffolo. "Eiger has displayed a commitment to excellence that has resulted in phenomenal growth for such a young company. It truly is a world leader in the MP3 and modem sectors and Arthur Andersen is delighted to be able to present them with the Tech100 award."

In expressing his gratitude to Arthur Andersen, Eiger President Gerry Racicot spoke optimistically about the future. "Eiger is honoured to be presented this prestigious award from an industry leader such as Arthur Andersen. This award is a testament to all the hard work of our employees. We are proud to be a Canadian company competing in a global marketplace. Eiger looks forward to continuing to produce high-quality, cutting edge products for some of the world's best known brand names in the hi-tech sector."

Eiger Technology Inc. is headquartered in Toronto, Ontario. Through its facilities in South Korea, New Jersey and California, Eiger manufactures and distributes electronic and computer peripherals such as 56K fax/modems, MP3 players and DSL modems to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol: AXA). Visit Eiger Technology Inc.'s website at www.eigertechnology.com.

Arthur Andersen's vision is to become its clients partner for success in the new economy. The firm helps clients find new ways to create, manage and measure value in the rapidly changing global economy. Arthur Andersen offers world-class skills and experience in assurance, business consulting, corporate finance, eBusiness, human capital, outsourcing, risk consulting and tax services. The firm's more than 78,000 people in 84 countries are united by a single worldwide operating structure that fosters inventiveness, knowledge sharing and focus on client success. Since its beginning in 1913, Arthur Andersen has realized 86 years of uninterrupted growth, with 1999 revenues over $7 billion. Arthur Andersen is a business unit of Andersen Worldwide. Visit us on the web at www.arthurandersen.com.

                                      -30-

For More Information, Please Contact:

Nini Krishnappa               Carryn Kim
Optimum Public Relations      Tech 100 Program Director, Arthur Andersen
(416) 934-8007                (416) 947-7973
nkrishnappa@cossette.com      carryn.c.kim@ca.arthurandersen.com

The management of the company take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                       818 Erie St. Stratford, ON N4Z 1A2
           519-273-0503 (tel) 519-273-1684 (fax) e-mail eiger@cyg.net